Free Writing Prospectus

Dated March 11, 2025

Filed Pursuant to Rule 433

Registration Statement Nos. 333-273531 and 333-273531-01

Booz Allen Hamilton Inc.

FINAL TERM SHEET

March 11, 2025

$650,000,000 5.950% Senior Notes due 2035

Issuer:	Booz Allen Hamilton Inc.
Parent Guarantor	Booz Allen Hamilton Holding Corporation
Ratings (Moody’s / S&P):*	Baa3/BBB- (S/S)
Principal Amount:	$650,000,000
Maturity:	April 15, 2035
Coupon (Interest Rate):	5.950%
Yield to Maturity:	5.954%
Spread to Benchmark Treasury:	168 basis points
Benchmark Treasury:	UST 4.625% due February 15, 2035
Benchmark Treasury Price / Yield:	102-26 / 4.274%
Interest Payment Dates:	Semi-annually on April 15 and October 15 of each year, commencing on October 15, 2025

Redemption Provision(s):	Prior to January 15, 2035 (three (3) months prior to their maturity date) (the “Par Call Date”), the Issuer may redeem the notes at its option, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1)(a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the notes matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined in the Prospectus under “Description of Notes and Note Guarantee—Optional Redemption”) plus 30 basis points less (b) interest accrued to, but excluding, the redemption date, and (2) 100% of the principal amount of the notes to be redeemed, plus in either case, accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date as described in the Prospectus under “Description of Notes and Note Guarantee—Optional Redemption.”

On and after January 15, 2035 (three (3) months prior to maturity), the Issuer may redeem the notes, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the aggregate principal amount of the notes being redeemed, plus any accrued and unpaid interest on the principal amount being redeemed to, but excluding, the redemption date as described in the Prospectus under “Description of Notes and Note Guarantee—Optional Redemption.”
Price to Public:	99.961% of the principal amount
Underwriting Discount:	0.650% of the principal amount
Net Proceeds (after Underwriting Discount and before Expenses) to the Issuer:	$645,521,500
Trade Date:	March 11, 2025
Settlement Date:**	March 14, 2025 (T+3)
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Day Count Convention:	30/360
CUSIP Number:	09951LAD5
ISIN Number:	US09951LAD55
Book-Running Manager(s):	BofA Securities, Inc.
J.P. Morgan Securities LLC
SMBC Nikko Securities America, Inc.
Wells Fargo Securities, LLC
Goldman Sachs & Co. LLC
PNC Capital Markets LLC
Truist Securities, Inc.
U.S. Bancorp Investments, Inc.

Co-Managers:	Capital One Securities, Inc. Drexel Hamilton, LLC Fifth Third Securities, Inc. TD Securities (USA) LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** The Issuer expects that delivery of the notes will be made to investors on March 14, 2025, which will be the third business day following the date of this term sheet (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in one business day, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes more than one business day prior to March 14, 2025 will be required, by virtue of the fact that the notes initially settle in T+3, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes during such period should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Underwriters can arrange to send you the prospectus if you request it by calling or e-mailing BofA Securities, Inc. at 1-800-294-1322 or dg.prospectus_requests@bofa.com; calling J.P. Morgan Securities LLC collect at 1-212-834-4533; SMBC Nikko Securities America, Inc. collect at 1-212-224-5135, or by e-mailing prospectus@smbcnikko-si.com; or Wells Fargo Securities, LLC, toll-free at 1-800-645-3751, or by e-mailing wfscustomerservice@wellsfargo.com.